# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Quanex Building Products Corporation, CIK 0001423221
CUSIP: 747619104
Title of class of securities: Common Stock, par value $0.01 per share (the "Shares")
Address of issuer's principal executive offices: 945 BUNKER HILL RD, SUITE 900, HOUSTON, Texas (TX), 77024
Date of event which requires filing of this statement: 10/22/2026
Amends the filing with accession number 0000919574-25-003646
Filed by CIK 0001690451
Persons authorized to receive notices and communications: Teleios Capital Partners GmbH, BAARERSTRASSE 12, ZUG, Switzerland (V8), 6300, 41 41 506 56 59

## Reporting persons
- Teleios Capital Partners GmbH (CIK 0001690451): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Switzerland (V8); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,022,113; sole dispositive power 0; shared dispositive power 4,022,113; aggregate amount beneficially owned 4,022,113 (8.78% of the class)
- Teleios Global Opportunities Master Fund, Ltd. (CIK 0002073656): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,022,113; sole dispositive power 0; shared dispositive power 4,022,113; aggregate amount beneficially owned 4,022,113 (8.78% of the class)
- Igor Kuzniar (CIK 0002073164): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Switzerland (V8); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,022,113; sole dispositive power 0; shared dispositive power 4,022,113; aggregate amount beneficially owned 4,022,113 (8.78% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share (the "Shares")
Name of issuer: Quanex Building Products Corporation
Address of issuer's principal executive offices: 945 BUNKER HILL RD, SUITE 900, HOUSTON, Texas (TX), 77024

## Item 2. Identity and Background
Name of person filing: The persons filing this statement are Teleios Capital Partners GmbH, a Swiss limited liability company ("Teleios"), Teleios Global Opportunities Master Fund, Ltd., a Cayman Islands exempted company (the "Master Fund"), Igor Kuzniar, a Swiss citizen ("Mr. Kuzniar" and collectively with Teleios and the Master Fund, the "Reporting Persons").
Residence or business address: The principal business address of Teleios and Mr. Kuzniar is Baarerstrasse 12, 6300 Zug, Switzerland. The principal business address of the Master Fund is c/o BNP Paribas Bank & Trust Cayman Limited, 3rd Floor, Buckingham Square, 720 West Bay Road, PO Box 2003, George Town, Grand Cayman KY1-1104, Cayman Islands.
Present principal occupation or employment: Teleios serves as the investment manager of certain private investment funds and managed accounts, including the Master Fund. The principal business of the Master Fund is purchasing, holding and selling securities for investment purposes. Mr. Kuzniar is the Managing Member of Teleios.
Criminal convictions in the last five years: None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The funds for the purchase of the 4,022,113 Shares beneficially owned by Teleios came from the working capital of the Master Fund, of which Teleios serves as investment manager. The net investment costs (including commissions, if any) of the Shares beneficially owned by Teleios is approximately $87,249,509. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

The funds for the purchase of the 4,022,113 Shares beneficially owned by the Master Fund came from the working capital of the Master Fund. The net investment costs (including commissions, if any) of the Shares beneficially owned by the Master Fund is approximately $87,249,509. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

The funds for the purchase of the 4,022,113 Shares indirectly beneficially owned by Mr. Kuzniar came from the working capital of the Master Fund, of which Teleios serves as investment manager. The net investment costs (including commissions, if any) of the Shares indirectly beneficially owned by Mr. Kuzniar is approximately $87,249,509. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons have engaged in dialogue with the Issuer's management and board of directors and may from time to time continue such discussions regarding, amongst other matters, capital allocation, strategy, and governance, with a view to enhancing shareholder value. The Reporting Persons previously held a board observer seat on the board of the Issuer pursuant to a Board Observer Agreement; however, the Board Observer Agreement terminated, and the Reporting Persons no longer have any board observer rights with respect to the Issuer.

Except as otherwise set forth herein, the Reporting Persons do not have any present plans or proposals which would relate to, or result in, the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right, at a later date, to effect one or more of such changes or transactions in the number of Shares they may be deemed to beneficially own.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The Reporting Persons acquired the Shares in connection with an acquisition by the Issuer of Tyman plc ("Tyman"), a company incorporated in England and Wales (the "Acquisition"). The Acquisition is further described in the Issuer's 8-K filed on August 1, 2024. As a result of the Acquisition, the Reporting Persons received voting securities of the Issuer in exchange for the Tyman shares it held. As a result of the "backside" acquisition, the Issuer filed a completed Notification and Report Form for Certain Mergers and Acquisitions with the U.S. antitrust authorities on May 10, 2024, per the requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

As of the date hereof, Teleios may be deemed to be the beneficial owner of 4,022,113 Shares, constituting 8.78% of the Shares, based upon 45,826,208 Shares outstanding as of the date hereof. Teleios has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 4,022,113 Shares. Teleios has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 4,022,113 Shares.

As of the date hereof, the Master Fund may be deemed to be the beneficial owner of 4,022,113 Shares, constituting 8.78% of the Shares, based upon 45,826,208 Shares outstanding as of the date hereof. The Master Fund has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 4,022,113 Shares. The Master Fund has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 4,022,113 Shares.

As of the date hereof, Mr. Kuzniar may be deemed to be the beneficial owner of 4,022,113 Shares, constituting 8.78% of the Shares, based upon 45,826,208 Shares outstanding as of the date hereof. Mr. Kuzniar has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 4,022,113 Shares. Mr. Kuzniar has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 4,022,113 Shares.

The transactions in the Shares by the Reporting Persons during the past sixty days are set forth on Exhibit B. All of the reported transactions set forth on Exhibit B were open-market transactions.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 4 of the Schedule 13D is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A: Joint Filing Agreement

Exhibit B: Schedule of Transactions in the Shares

## Signatures
- Teleios Capital Partners GmbH: /s/ Igor Kuzniar, Igor Kuzniar, Managing Officer (10/26/2026)
- Teleios Global Opportunities Master Fund, Ltd.: /s/ Carl Speck, Carl Speck, Director (10/26/2026)
- Igor Kuzniar: /s/ Igor Kuzniar, Igor Kuzniar (10/26/2026)
Comment: Each Reporting Person listed above disclaims beneficial ownership of the reported securities except to the extent of its pecuniary interests therein, and this report shall not be deemed an admission that such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).